Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-73461 and 333-75859) on Form S-8 of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan of our report dated June 17, 2016, with respect to the statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2015, and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 17, 2016